Mail Stop 3561

August 12, 2008

Ms. Kathy Sheehan
Chief Financial Officer
Art Design, Inc.
3636 S. Jason
Englewood, Colorado 80113

> **Re:** **Art Design, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year**
> **Ended December 31, 2007**
> **Filed on July 30, 2008**
> **File No. 0-52690**

Dear Ms. Sheehan:

We reviewed your filing and response letter dated July 30, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Also, please provide separate disclosures with regards to information required by Items 307 and 308(T) of Regulation S-B in Item 8A. In doing so, please address the following matters.

- Regarding the disclosures required by Item 307 of Regulation S-B, if you include a definition of disclosure controls and procedures in the conclusion of your Chief Executive and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures please include the entire definition in Exchange Act Rule 13a-15(e). Otherwise, simply disclose that your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) were effective or ineffective as of the end of year based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15.

- Provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act in management's annual report on internal control over financial reporting. Refer to Item 308(T)(a)(1) of Regulation S-B.

- Provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting in management's annual report on internal control over financial reporting. Refer to Item 308(T)(a)(2) of Regulation S-B.

- Provide a statement in management's annual report on internal control over financial reporting substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-B.

In addition, we reissue our prior comment with respect to your certification under Section 302 of the Sarbanes-Oxley Act of 2002. Please revise the certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Also, please remove the title of the certifying officer from the introduction to comply with the form of certification in Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief